EXHIBIT 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2022, Gibraltar Industries Inc. (the “Company”) had one class of securities, its Common Stock, par value $0.01 per share (the “Common Stock”), registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company’s Common Stock is listed on The Nasdaq Stock Market LLC under the trading symbol “ROCK”.

DESCRIPTION OF COMMON STOCK
The following is a description of the rights of our Common Stock and certain related provisions of the Company’s Certificate of Incorporation, as amended, (the “Certificate”), the Company’s Second Amended and Restated By-laws (the “Bylaws”) and the Delaware General Corporation Law which have an impact on the rights of holders of our Common Stock. This description is qualified in its entirety by, and should be read in conjunction with, the Certificate, Bylaws and the Delaware General Corporation Law.

Authorized Capital Stock
The Company’s authorized capital stock consists of (a) 100,000,000 shares of Common Stock, and (b) 10,000,000 shares of preferred stock, par value $.01 per share.

Common Stock
Fully Paid and Nonassessable
All of the outstanding shares of the Company’s Common Stock are fully paid and nonassessable.

Voting Rights
The holders of shares of Common Stock are entitled to one vote per share on all matters to be voted on by such holders. Holders of shares of Common Stock are not entitled to cumulative voting rights.

Alienability
Our Common Stock is not subject to any general restriction on transfer under our Certificate or our Bylaws.

Dividends
The holders of shares of Common Stock are entitled to receive such dividends, if any, as may be declared from time to time by the Company’s Board of Directors, in its discretion, from funds legally available therefor.

Right to Receive Liquidation Distributions
Upon liquidation, dissolution or winding-up, the holders of shares of Common Stock are entitled to receive pro rata all assets remaining available for distribution to holders of such shares after payment of our outstanding obligations and liabilities.

No Preemptive, Conversion, Redemption, Subscription or Similar Rights
The Common Stock has no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares of Common Stock.

No Classification of Directors
We do not have staggered terms or classes of directors.

Preferred Stock
We may issue shares of our preferred stock from time to time, in one or more series. Our board of directors will determine the rights, preferences and privileges of the shares of each wholly unissued series, and any qualifications, limitations or restrictions thereon, including dividend rights, conversion rights, preemptive rights, voting rights, terms of redemption or repurchase, liquidation preferences , sinking fund terms and the number of shares constituting any series or the designation of any series. Conversion may be mandatory or at the holder’s option and would be at prescribed conversion rates.

If we designate any series of preferred stock, we will fix the rights, preferences and privileges of the preferred stock of such series, as well as any qualifications, limitations or restrictions thereon, in the certificate of designation we file relating to that series, without submitting the same to any vote of the holders of Common Stock for approval.

Anti-Takeover Provisions of the Certificate, Bylaws and Delaware Law
Provisions of the Certificate and Bylaws may delay or discourage transactions involving an actual or potential change in control of the Company or change in its management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that its stockholders might otherwise deem to be in their best interests. Among other things, the Certificate and Bylaws:

•	provide that any vacancy on the Company’s Board of Directors for any reason, or any newly created directorships resulting from an increase in the number of directors shall be filled by a majority of the Board of Directors then in office (even if, in the case of a vacancy not resulting from an increase in the size of the Board, said directors constitute less than a quorum).

•	provide that stockholders of record seeking to present proposals at a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner as provided in our Bylaws, which also specify requirements as to the form and content of such a stockholder’s notice

•	provide that special stockholder meetings may be requested or called at any time for any purpose only by the Company’s Board of Directors, the Chairman of the Board, or the President; provided, however that special stockholder meetings also shall be called by the Board of Directors, the Chairman of the Board, the President, or the Secretary upon the written request of stockholders holding in the aggregate 25% or more of the total outstanding capital stock of the Company, subject to certain requirements as to the timing, form and content of such stockholder request

•	requires that certain transactions between the Company and 20 percent or more stockholders, and certain affiliates or assignees (“Interested Stockholder”) must be approved by the holders of at least 80 percent of the voting power of the then outstanding shares of the Company’s voting capital stock, unless the transaction (i) is approved by a majority of all the directors who are not affiliated with the Interested Stockholder and were directors of the Company before the date the Interested Stockholder became an Interested Stockholder, or certain successors of any such Disinterested Director or (ii) complies with certain requirements as to the minimum value and form of consideration the holders of outstanding capital stock must receive to avoid the 80 percent voting requirement

The foregoing approval requirements for transactions involving an Interested Stockholder apply to:

(a)	Certain mergers and consolidations;

(b)	Sales and other specific dispositions of assets of the Company or of a subsidiary having a Fair Market Value of $50 million or more;

(c)	The issuance or transfer by the Company or by a subsidiary of securities in exchange for cash, securities or other property having an aggregate Fair Market Value of $50 million or more;

(d)	The adopting of plan or proposal for liquidation or dissolution of the Company proposed by an Interested Stockholder;or

(e)	Reclassifications recapitalizations, merger or consolidations of the Company and a subsidiary, or any other transaction having the effect of increasing the proportion of our outstanding shares owned by an Interested Stockholder.

As a Delaware corporation, the Company is subject to the provisions of Section 203 of the Delaware General Corporation Law, which restricts certain transactions between a corporation and a person owning 15 percent or more of the corporation’s outstanding voting stock. Section 203 refers to a 15 percent or more stockholder as an “interested stockholder.” Section 203 restricts these transactions for a period of three years from the date the stockholder acquires 15 percent or more of our outstanding voting stock. With some exceptions, unless the transaction is approved by the board of directors and the holders of at least two-thirds of our outstanding voting stock, Section 203 prohibits significant business transactions such as:

•	a merger with, disposition of significant assets to or receipt of disproportionate financial benefits by the interested stockholder, and

•	any other transaction that would increase the interested stockholder’s proportionate ownership of any class or series of our capital stock.

The shares held by the interested stockholder are not counted as outstanding when calculating the two-thirds of the outstanding voting stock needed for approval.

The prohibition against these transactions does not apply if:

•	prior to the time that any stockholder became an interested stockholder, the board of directors approved either the business combination or the transaction in which such stockholder acquired 15 percent or more of our outstanding voting stock, or

•	the interested stockholder owns at least 85 percent of our outstanding voting stock as a result of a transaction in which such stockholder acquired 15 percent or more of our outstanding voting stock. Shares held by persons who are both directors and officers or by some types of employee stock plans are not counted as outstanding when making this calculation

Directors’ Liability
Our Certificate provides that to the fullest extent permitted by the Delaware General Corporation Law a director shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director.

Our Certificate provides that we shall indemnify our directors and officers to the fullest extent authorized by the Delaware General Corporation Law. We are also required to advance expenses, as incurred, to our directors in connection with a legal proceeding to the fullest extent permitted by Delaware Law, subject to receipt of an undertaking by such director or officer to repay such amount if it is ultimately determined that such director or officer is not entitled to be indemnified by the Company